Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements of Waste Connections, Inc. listed below of our reports dated February 21, 2005, with respect to the consolidated financial statements and schedule of Waste Connections, Inc., Waste Connections, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Waste Connections, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2004:

Registration Statement (Form S-8 No. 333-42096) pertaining to the Second Amended and Restated 1997 Stock Option Plan of Waste Connections, Inc.;

Registration Statement (Form S-8 No. 333-72113) pertaining to the First Amended and Restated 1997 Stock Option Plan of Waste Connections, Inc.;

Registration Statement (Form S-8 No. 333-63407) pertaining to the 1997 Stock Option Plan of Waste Connections, Inc.;

Registration Statement (Form S-8 No. 333-83172) pertaining to the 2002 Stock Option Plan and 2002 Senior Management Equity Incentive Plan of Waste Connections, Inc.;

Registration Statement (Form S-8 No. 333-90810) pertaining to the 2002 Restricted Stock Plan;

Registration Statement (Form S-8 No. 333-102413) pertaining to the Consultant Incentive Plan;

Registration Statement (Form S-8 No. 333-117764) pertaining to the 2004 Equity Incentive Plan;

Registration Statement (Form S-4 No. 333-65615);

Registration Statement (Form S-4 No. 333-83825);

Registration Statement (Form S-3 No. 333-87269);

Registration Statement (Form S-3 No. 333-87703);

Registration Statement (Form S-3 No. 333-62322);

Registration Statement (Form S-3 No. 333-97231);

Registration Statement (Form S-3 No. 333-76722).

/s/ Ernst & Young LLP

Sacramento, California
February 23, 2005